FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                        11 FEBRUARY 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Sales Growth sent to the London Stock Exchange on 11 February 2003.

press release


PR0306

                      O2 GROWS ONLINE SALES LEAD IN THE UK

Released:  11 February 2003

O2 is now the clear UK market leader in online sales via its www.o2.co.uk site following news that it has exceeded half a million customers. In the last year O2 UK has more than doubled its online subscriber base, of which almost half are high-value contract customers. In addition, www.o2.co.uk is the company's most successful channel for value-added services such as ring-tones, paid-for alerts and premium rate services.

This follows the announcement last week that O2 UK has recorded strong third quarter growth in revenue and customer numbers and has become the number one operator in the UK for text messaging, with a record-breaking half a billion text messages sent by its customers in December 2002 alone.

Dave McGlade, chief executive officer, O2 UK, said: "Our online operation is particularly important because it enables us to build stronger direct relationships with our customers, get valuable market feedback and drive incremental sales of new services such as ring-tones and paid-for alerts. These customers have consistently recorded some of the highest ARPU levels within the mmO2 group of companies. We will continue to use our online portal to target high value customers supported by the O2 brand and our competitive propositions for voice and mobile data services."

O2's online portal achieved 245 million WAP page impressions in December, more than three times that of its nearest UK competitor, as well as 51 million web page impressions for the three months ended 31 December 2002.

Much of this success can be attributed to the increasingly powerful O2 brand. UK spontaneous brand awareness amongst high value customers has grown from 14% in May 2002 to 61% in December.


mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 19.1 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 17.7% of total service revenues in the quarter ending 31 December 2002.


O2 UK

- O2 (UK) Ltd has over 11.95 million customers (end Dec 2002), of which 33% are contract and the remainder pre-pay. The proportion of service revenues generated by data usage in the last quarter is 17.4%. The number of SMS messages handled by O2 UK over the year was 4.92 billion.

- O2 UK's GSM network, including GPRS capability, covers over 99% of the population and approximately 90% of the UK by land area, and comprises more than 9,000 base stations.

- O2 UK was the first mobile network in the world to have launched and rolled-out commercial GPRS services. Work is underway to develop its future 3G network capability.

- The company has more than 200 O2 retail stores located across the UK, plus a 40% shareholding in The Link Stores Limited.

- International roaming agreements with 326 networks allow our customers to receive and make calls in 140 countries. Additionally, O2 UK customers are now able to roam with GPRS in 24 countries.


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mmO2 Contacts:

David Nicholas                                     Simon Gordon
Head of Media Relations                            Press Relations Manager
mmO2 plc                                           mmO2 plc
david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698


mmO2 press office: 01753 628402
O2 UK press office: 01753 565656

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All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 11 February 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary